Issuer Free Writing Prospectus

June 5, 2006

Filed pursuant to Rule 433

Registration Statement No. 333-133541

Final Term Sheet

June 5, 2006

Issuer:	San Diego Gas & Electric Company

Aggregate principal amount offered:	$250,000,000

Coupon:	6.00%

Maturity:	June 1, 2026

Yield to Maturity:	6.039%

Spread to Benchmark Treasury:	+86 basis points

Benchmark Treasury:	5.375% due February 15, 2031

Benchmark Treasury Price and Yield:	$102-22.5/32nd and 5.179%

Interest Payment Dates:	June 1 and December 1, beginning on December 1, 2006

Redemption Provision:	Make Whole Call UST +15 basis points

Price to Public:	99.553%

Net proceeds to Issuer (after underwriting discount, but before expenses):	$246,695,000

Settlement Date:	June 8, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Banc of America Securities LLC, BNP Paribas Securities Corp. or Greenwich Capital Markets, Inc. can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, by calling BNP Paribas Securities Corp. at 1-800-854-5674 or by calling or e-mailing Greenwich Capital Markets, Inc. at 1-866-884-2071 or offeringmaterials@rbsgc.com.